Exhibit 99.1
NAVIOS MARITIME ACQUISITION CORPORATION
ANNOUNCES
PRELIMINARY VOTE
PIRAEUS, Greece, May 24, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced today that as of this morning, the preliminary vote on the business combination on the agenda for the special meeting of its stockholders scheduled for May 25, 2010 was as follows:
•	Approximately 9.2 million shares in favor of such business combination (including shares beneficially owned by Navios Maritime Holdings Inc. and Angeliki Frangou);

•	Approximately 13.6 million shares against the business combination (all of which had indicated elections to convert shares into cash)
The numbers above do not include 6,325,000 shares owned by Navios Maritime Holdings Inc., Angeliki Frangou and other directors which are obligated to vote the same way as a majority of the 25,300,000 shares issued in Navios Acquisition’s initial public offering are voted.
Votes may be changed by following the process set forth in the proxy statement. Stockholders wishing assistance in voting (or changing their vote) should contact Morrow & Co. toll free at 800-662-5200.
Navios Acquisition may not necessarily update these preliminary vote numbers prior to the special meeting.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation is a publicly traded Special Purpose Acquisition Corporation (SPAC) formed under the laws of the Marshall Islands. Navios Acquisition serves as a vehicle for acquisition through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. If the vessel acquisition is approved and completed, Navios Acquisition will have a fleet of 13 tankers, consisting of 11 product tankers and two chemical tankers, plus options to purchase two additional product tankers. Following the vessel acquisition, Navios Acquisition’s business strategy is to become a world-leading operator and charterer of modern, high-quality product and chemical tankers. Navios Acquisition’s principal focus going forward is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals.
Passive Foreign Investment Company Status
Navios Acquisition was treated as a passive foreign investment company (“PFIC”) for its 2008 and 2009 taxable years. Based upon its expected income, assets and activities, Navios Acquisition believes that it will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year. For more information on PFIC issues, please see Navios Acquisition’s website at http://navios.com/AcquisitionCorporation.asp.

Risks and Uncertainties; Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in Navios Acquisition’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. Navios Acquisition assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com